FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of August

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

3 August 2009

THE HONGKONG AND SHANGHAI BANKING CORPORATION LIMITED
2009 INTERIM CONSOLIDATED RESULTS - HIGHLIGHTS

•	Net operating income before loan impairment charges and other credit risk provisions down 7.5 per cent to HK$58,825 million (HK$63,567 million in the first half of 2008).

•	Pre-tax profit down 20.1 per cent to HK$30,580 million (HK$38,273 million in the first half of 2008).

•	Attributable profit down 19.5 per cent to HK$22,295 million (HK$27,697 million in the first half of 2008).

•	Return on average shareholders’ funds of 22.3 per cent (26.3 per cent in the first half of 2008).

•	Assets up 2.9 per cent to HK$4,385 billion (HK$4,260 billion at the end of 2008).

•	Cost efficiency ratio of 43.1 per cent (40.9 per cent for the first half of 2008).

Within this document, the Hong Kong Special Administrative Region of the People’s Republic of China has been referred to as ‘Hong Kong’.

The Hongkong and Shanghai Banking Corporation Limited	Results

Comment by Vincent Cheng, Chairman

The Hongkong and Shanghai Banking Corporation Limited reported robust results for the first half of 2009 amidst the most difficult operating environment in living memory. Against the backdrop of a deteriorating global economy, margin compression due to reduced interest rates and declining customer activity, profit before tax declined 20 per cent over the first half of 2008 to HK$30,580 million.

Despite these external challenges, I am pleased to report that the first half of 2009 was one of success and progress for HSBC in Asia, confirming the strength of our broad-based and geographically diverse banking model. Our Global Banking and Markets division performed well, we saw growth in mortgages and cards, and customer deposits increased 9.4 per cent to HK$2,817 billion, illustrating savers’ trust in our brand. Excluding our Malaysian business, which was transferred into the group at the beginning of the year, the increase in customer deposits was 5.8 per cent.

During the period, we saw stronger competition in several key markets in Asia, as government guarantees have provided alternatives to our usual strengths of capital and liquidity. However, our global connectivity and our ability to deliver a comprehensive range of products and services to profitable customer segments in the region gave us a competitive advantage over other banks. Our advances to deposits ratio of 46 per cent and our strong balance sheet mean that HSBC in Asia is well positioned to take advantage of the economic recovery when it comes.

Our strategy for long-term sustainable growth in the region is unchanged, and we continue to expand our franchise. In Taiwan, the integration of the operations and businesses of The Chinese Bank, acquired last year, continues to go well and is now ahead of original expectations. In Indonesia, our acquisition of Bank Ekonomi has doubled our physical presence in this important emerging market to more than 200 branches in 26 cities.

In India, the integration of IL&FS Investsmart, acquired in September of last year, is also going well. The acquisition of Investsmart, one of India’s leading retail brokers, gives the bank access to 103 cities and 160,000 customers through 246 outlets across the country. Also in India, our insurance joint venture marked its first anniversary with a top 10 ranking in terms of market share on a weighted premium income basis. Our joint venture partners, Canara Bank and Oriental Bank of Commerce, have a combined network of 4,000 outlets and 40 million customers in India.

In mainland China, we continue to be the leading foreign bank. We added a further eight outlets in the first half of this year, increasing our total network (excluding our five rural banks) to 87 HSBC-branded outlets in 20 cities. In the first half of 2009, we were the first foreign bank to issue an offshore RMB bond and the first to settle a cross-border RMB trade transaction. We have also been given approval to form a 50-50 jointly held insurance company, which is due to launch in the third quarter of this year. We continue to work with our strategic partners in mainland China, and have benefited during the half-year from our close association with them. Also in the second half of 2009, our new mainland China headquarters, comprising 58,510 square metres over 22 floors will become operational in Shanghai. At the Group level, we also continue to make progress with our plans to list HSBC Holdings shares on the Shanghai Stock Exchange in close consultation with the local regulators.

In Malaysia, we opened two additional branches of HSBC Amanah Malaysia to add to our growing Islamic banking franchise. We expanded our network in Vietnam as well, opening seven new outlets in Hanoi and Ho Chi Minh City. We also continue to work towards increasing our stake in Vietnam’s leading insurer, Bao Viet, from 10 per cent to 18 per cent.

Despite our continued expansion, our expenses during the first half fell by more than two per cent to HK$25,368 million. This was mainly a result of reduced performance-related bonus payouts, lower administrative costs, and a decline in marketing and advertising spend. This reduction in costs was also achieved despite an increase in headcount in the region, up 7.4 per cent to 70,040 people, including the transfer of HSBC Bank Malaysia Berhad into the group from a fellow subsidiary, and as we absorbed new staff from the acquisitions in India and Indonesia.

In our customer groups, lower interest rates during the first half had a significant impact on net interest income in both Personal Financial Services and Commercial Banking. We continued, however, to grow market share in key products during this period. In Hong Kong, for example, we were the market leader in deposits, mortgages, cards, insurance, and the provision of Mandatory Provident Fund (MPF) related services. To further assist our commercial customers, we boosted our SME loan fund in June to HK$12 billion, and then by a further HK$4 billion in July, taking the total allocation to HK$16 billion in Hong Kong. In Malaysia, we also launched a US$55 million SME loan fund. Our Global Banking and Markets operations in Asia posted another strong performance in the highly volatile environment.

Despite the uncertainties lingering in the global economy, we remain highly optimistic about Asia’s future prospects. There are still more than two billion consumers to serve in mainland China and India. This year-to-date, more cars have been sold in mainland China than in the United States. Turnover on the Chinese stock market is now higher than in New York, and even turnover in Asia ex-Japan and mainland China is roughly equal to that in the USA. Asia is now also home to the largest foreign reserves and the biggest banks in the world. By 2014, according to our economic estimates, mainland China’s share of world Gross Domestic Product will rise to 11.5 per cent, while that of Asia ex-Japan will expand to 20.5 per cent.

For HSBC, Asia remains a relative economic oasis of opportunity that we have not yet fully tapped. In the short term, we expect the region to continue to weather the financial and economic storms. Our strategy remains intact and our balance sheet remains strong. We continue to manage risk carefully, while seeking profitable avenues to grow assets. We are growing our own operations organically to serve the region’s burgeoning wealthy population and its increasingly sophisticated corporates, as well as the international companies coming to Asia. We also will continue to selectively make acquisitions and enter strategic partnerships that give us access to new markets and extensive distribution networks.

The Hongkong and Shanghai Banking Corporation Limited	Results by Customer Group

			Global
	Personal		Banking			Intra-
	Financial	Commercial	and	Private		segment
Figures in HK$m	Services	Banking	Markets	Banking	Other	elimination	Total

Half-year ended 30 June 2009

Net interest income/(expense)	15,680	6,655	11,022	(22)	(2,097)	(1,127)	30,111

Net fee income	6,963	3,084	3,688	18	137		13,890

Net trading income/(expense)	855	869	9,320	129	(635)	1,126	11,664

Net income/(loss) from financial
instruments designated at
fair value	2,727	(169)	211	-	115	1	2,885

Gains less losses from
financial investments	667	155	(631)	-	(433)	-	(242)

Dividend income	31	4	5	-	92	-	132

Net earned insurance premiums	13,629	1,744	66	-	-	-	15,439

Other operating income	1,410	521	254	8	3,693	(3,212)	2,674

Total operating income	41,962	12,863	23,935	133	872	(3,212)	76,553

Net insurance claims
incurred and movement in
policyholders’ liabilities	(16,291)	(1,389)	(48)	-	-	-	(17,728)

Net operating income before
loan impairment charges and
other credit risk provisions	25,671	11,474	23,887	133	872	(3,212)	58,825

Loan impairment charges and
other credit risk provisions	(3,855)	(2,405)	(142)	-	(2)	-	(6,404)

Net operating income	21,816	9,069	23,745	133	870	(3,212)	52,421

Operating expenses	(12,715)	(4,411)	(7,883)	(183)	(3,388)	3,212	(25,368)

Operating profit	9,101	4,658	15,862	(50)	(2,518)	-	27,053

Share of profit in associates
and joint ventures	527	2,013	1,052	-	(65)	-	3,527

Profit/(loss) before tax	9,628	6,671	16,914	(50)	(2,583)	-	30,580

Share of profit before tax	31.5%	21.8%	55.3%	(0.2)%	(8.4)%	-	100%

			Global
	Personal		Banking			Intra-
	Financial	Commercial	and	Private		segment
Figures in HK$m	Services	Banking	Markets	Banking	Other	elimination	Total

Half-year ended 30 June 2008

Net interest income/(expense)	19,003	9,002	11,823	34	(3,416)	(2,190)	34,256

Net fee income	8,905	3,413	4,502	49	95		16,964

Net trading income/(expense)	930	774	6,547	66	(1,303)	2,165	9,179

Net income/(loss) from financial
instruments designated at
fair value	(4,207)	109	47	-	482	25	(3,544)

Gains less losses from
financial investments	1,245	262	123	-	(2,352)	-	(722)

Dividend income	17	9	58	-	452	-	536

Net earned insurance premiums	12,918	811	74	-	-	-	13,803

Other operating income	976	185	405	11	3,659	(2,990)	2,246

Total operating income	39,787	14,565	23,579	160	(2,383)	(2,990)	72,718

Net insurance claims
incurred and movement in
policyholders’ liabilities	(8,554)	(557)	(40)	-	-	-	(9,151)

Net operating income before
loan impairment charges and
other credit risk provisions	31,233	14,008	23,539	160	(2,383)	(2,990)	63,567

Loan impairment charges and
other credit risk provisions	(2,491)	(251)	(247)	-	11	-	(2,978)

Net operating income	28,742	13,757	23,292	160	(2,372)	(2,990)	60,589

Operating expenses	(13,314)	(4,372)	(7,864)	(154)	(3,307)	2,990	(26,021)

Operating profit	15,428	9,385	15,428	6	(5,679)	-	34,568

Share of profit in associates
and joint ventures	439	2,097	1,000	-	169	-	3,705

Profit/ (loss) before tax	15,867	11,482	16,428	6	(5,510)	-	38,273

Share of profit before tax	41.5%	30.0%	42.9%	-	(14.4)%	-	100.0%

Personal Financial Services reported profit before tax of HK$9,628 million, a decrease of 39.3 per cent over the first half of 2008. Net interest income and net fee income decreased by 17.5 per cent and 21.8 per cent respectively as the difficult economic environment continued to impact the results. In spite of the challenging conditions, HSBC Premier customer numbers continued to grow, up by over 166,000, or 25.3 per cent, over the first half of 2008. Business expansion took place in selected markets and through the integration of acquisitions in Taiwan, India and Indonesia.

Net interest income decreased by HK$3,323 million, or 17.5 per cent, compared with the first half of 2008. In Hong Kong, net interest income decreased by HK$3,173 million, or 24.0 per cent, despite 6.1 per cent growth in deposit balances. Narrowing interest rate spreads, which followed significant interest rate cuts in the second half of 2008, affected the overall margin, despite repricing of part of the asset book. The mortgage book continues to perform well, with HSBC attaining the number one position in Hong Kong in terms of new business in the first half of 2009 with little in the way of credit impairment. The property market in Hong Kong started to improve towards the end of the halfyear.

In the Rest of AsiaPacific, net interest income decreased by HK$150 million, or 2.6 per cent. The decrease was due to a declining spread on deposit portfolios. However, deposit balances in the region continued to grow in target customer segments. In mainland China, eight HSBC outlets, two rural banks and two Hang Seng Bank outlets were opened in the first half of the year, resulting in a total of 87 HSBC-branded outlets, five rural banks and 36 Hang Seng Bank outlets. The asset portfolios in the region showed limited growth, with reduced demand for lending and tightening of credit.

Net fee income of HK$6,963 million was 21.8 per cent lower than the first half of 2008, as demand for wealth management products was lower than the first half of 2008, reflecting weak investor sentiment in the volatile equity market and the uncertain economic outlook. Fee income from retail securities and investments decreased by 40.8 per cent.

Net fee income from credit cards was broadly in line with the first half of 2008 despite the average size of the card portfolio falling slightly. The group continues to be a market leader in Hong Kong in the credit card market.

Gains less losses from financial investments included a gain of HK$672 million on the sale of Visa shares, which was HK$573 million lower than that in the first half of 2008.

Income from insurance business (included within ‘Net interest income’, ‘Net fee income’, ‘Net income from financial instruments designated at fair value’, ‘Net earned insurance premiums’, the change in present value of inforce business within ‘Other operating income’, and after deducting ‘Net insurance claims incurred and movement in policyholders’ liabilities’) increased by 29.7 per cent compared with the first half of 2008. The insurance business continues to be impacted by the volatility in equity markets; however, the extent was less than in 2008 due to shifts in the portfolio mix away from equities, resulting in an increase in net income from investments measured at fair value. Insurance premiums increased by 5.5 per cent due to the growth in renewal and new business, including the impact of new products released throughout 2008 and 2009. This increase was partly offset by higher claim charges and movements in the policyholders’ liabilities. In the first quarter of 2009, HSBC (including Hang Seng Bank) gained the market leadership position with 35.3 per cent market share in individual life new business (regular premium) in Hong Kong.

The charge for loan impairments increased by HK$1,364 million to HK$3,855 million. In the Rest of Asia-Pacific, loan impairment charges increased by HK$679 million, primarily in India where the unsecured portfolios continued to incur high delinquencies as the economic downturn impacted customers’ ability to meet payments. However, the unsecured portfolios in India are being reduced and only selective and limited new business has been added since the end of 2008. With the exception of India, loan impairment charges in the rest of the region have been more modest, rising from a very low base as credit risk management measures taken early in 2008 have been effective. Elsewhere in the region, there were increases in Indonesia and Singapore.

In Hong Kong, the loan impairment charge rose by HK$685 million, due to an increase in the collective impairment charges in respect of the unsecured lending portfolios as the number of bankruptcy petitions in the territory increased in the first half of 2009. The mortgage book continues to be very well secured with an average loantovalue ratio of 40.2 per cent.

Operating expenses were HK$599 million, or 4.5 per cent lower than in the first half of 2008, principally driven by reductions in performancerelated pay, marketing spending and active cost management across the region.

While operating expenses have been managed carefully in the difficult market conditions, HSBC continues to invest in Asia. In mainland China, investment continued to support business expansion and the opening of new branches. In Vietnam, the servicing outlets increased by seven in the first half of 2009, with HSBC being the only foreign bank in Vietnam operating both branches and transaction offices. Costs were also affected by the first-time reporting of IL&FS Investsmart and establishment of the insurance manufacturing joint venture with Canara Bank and Oriental Bank of Commerce in India. In addition, the integration of The Chinese Bank in Taiwan, with six branch renovations, was completed in the first half of 2009.

Income from associates of HK$527 million primarily includes results from Bank of Communications and Industrial Bank.

Commercial Banking reported profit before tax of HK$6,671 million, a decrease of 41.9 per cent over the first half of 2008, which was largely driven by a decrease in net interest income of HK$2,347 million and an increase in loan impairment charges of HK$2,154 million.

In Hong Kong, net interest income decreased by HK$2,286 million, or 38.1 per cent, compared with the first half of 2008, reflecting the impact of low deposit spreads following successive rate cuts since the end of 2008. This was partly offset by asset repricing and by the growth of deposit balances, with an increase in customer numbers of four per cent. Deposits grew notably by 6.8 per cent, underpinned by the SME segment as a result of acquisition and usage campaigns, especially for mainland China-related customers.
Customer loans and advances fell as risk appetite in the market reduced. To demonstrate ongoing support for local businesses, HSBC provided access to funds and launched the HK$4 billion SME Fund in December 2008, which was trebled to HK$12 billion in the first half of 2009 and increased by a further HK$4 billion in July. The take-up of the fund was 86 per cent at end-June 2009, benefiting some 4,800 customers. HSBC also introduced a two-month interest refund scheme on loans to customers meeting certain criteria in June. In addition, the group took various steps to capture crossborder business and continued to benefit from HSBCs international business reach.

In the Rest of AsiaPacific, net interest income fell by 1.8 per cent, which reflected the impact of compressed deposit margins but which was largely offset by asset repricing and the growth in deposit balances. Deposit balances grew notably in Indonesia following the acquisition of Bank Ekonomi, and in Malaysia following the transfer of HSBC Bank Malaysia Berhad into the group from a fellow subsidiary.

Net fee income fell by HK$329 million, a decrease of 9.6 per cent over the first half of 2008. This was largely due to a decline in trade volumes linked to the slowdown in global trade, reduced commodity prices and lower demand for wealth management products. However, fee income benefited from higher cash management and remittance income in Hong Kong and the Rest of AsiaPacific.

Trading income increased by HK$95 million, reflecting increased foreign exchange income as a result of currency volatility, marketing efforts on backtobasics products and enhanced Treasury services to meet the risk appetite of the market.

Insurance premiums continued to grow as sales from life products increased following the launch of new products in late 2008 and early 2009.

Gains less losses from financial investments included a HK$144 million gain on the sale of Visa shares.

The net charge for loan impairment was HK$2,405 million, a significant increase compared to the low levels in the first half of 2008. This reflected a broad deterioration in credit quality, especially amongst those customers heavily reliant on external trade and exposed to the business slowdown, particularly in Hong Kong and India. Overall credit quality is relatively stable but the group remains cautious and constantly monitors portfolios for early signs of weakness.

Operating expenses increased marginally by 0.9 per cent. Staff costs fell by 13.2 per cent largely due to decreased performance-related pay accruals and a small reduction in back-office staff numbers. Growth in online transactions also contributed to sales generation at a lower cost. The number of transactions through direct channels, such as internet banking, phone banking and self-service machines increased and now represent more than 50 per cent of Commercial Banking transactions.

Mainland China recorded higher costs in support of the branch network expansion and two rural bank openings in 2009. Investment was also undertaken to capture the small business segment in Taiwan, including the opening of three Commercial Banking Centres.

HSBC’s position as a leading commercial bank has been recognised by various awards, including The Best Trade Finance Bank from FinanceAsia for 12 consecutive years, Best Bank for Cash Management in Asia from Global Finance for seven consecutive years, and the SME’s Best Partner Award from the Hong Kong Chamber of Small and Medium Business Ltd for four consecutive years.

Income from associates of HK$2,013 million included results from Bank of Communications and Industrial Bank.

Global Banking and Markets reported profit before tax of HK$16,914 million, 3.0 per cent higher than the first half of 2008, benefiting from a significant increase in trading income of 42.4 per cent.

Net interest income decreased by HK$801 million, or 6.8 per cent, compared with the first half of 2008 as falling interest rates globally in the second half of 2008 and early 2009 impacted the Payments and Cash Management business. This was partly offset by strong Balance Sheet Management revenues as a result of positive positioning in the falling interest rate market.

Net fee income decreased by HK$814 million, or 18.1 per cent, compared with the same period last year as the economic slowdown impacted the demand for new business. Securities Services income was impacted by lower equities volume and reduced asset values across investment markets. Debt capital markets however, performed well as companies started to raise financing upon signs of market recovery and Payments and Cash Management maintained growth in parts of Asia.

Net trading income increased by HK$2,773 million, or 42.4 per cent, compared with the first half of 2008. In Hong Kong, trading income increased by HK$2,591 million or 184.0 per cent, primarily as a result of active trading through highly volatile market movements and an increase in the volume of debt securities trading. In addition, the interest rate cuts in 2008 and the nonrecurrence of the writedown of a monoline exposure in 2008 all contributed to the increase.

In the Rest of Asia-Pacific, trading income rose by HK$182 million, or 3.5 per cent, on increasing margins on market making and client hedging-driven activity. Singapore, South Korea, Japan and Indonesia all registered higher revenues.

Gains less losses from financial investments decreased by HK$754 million reflecting the write-down of unlisted investments in the region and the loss on disposal of financial investments in Hong Kong.

Loan impairment charges decreased by HK$105 million compared with the same period last year as the impairment recognised on availableforsale debt securities in 2008 did not recur in 2009.

Operating expenses increased by 0.2 per cent compared with the first six months of 2008. The modest increase was a result of an increase in performance-related pay accruals to reflect improved performance on last year. Also, the first-time reporting of HSBC Bank Malaysia Berhad, which transferred to the group from a fellow HSBC subsidiary at the beginning of 2009, contributed to an increase in costs.

Other includes income and expenses relating to certain funding, investment, property and other activities that are not allocated to the customer groups.

The writedown of certain strategic equity investments made in the first half of 2008 were not repeated in the first half of 2009.

The Hongkong and Shanghai Banking Corporation Limited	Consolidated Income Statement

Half-year ended	Half-year ended
30 June	30 June
Figures in HK$m	2009	2008

Interest income	43,390	65,121
Interest expense	(13,279)	(30,865)
Net interest income	30,111	34,256
Fee income	16,220	20,938
Fee expense	(2,330)	(3,974)
Net fee income	13,890	16,964
Net trading income	11,664	9,179
Net income from financial instruments
designated at fair value	2,885	(3,544)
Gains less losses from financial investments	(242)	(722)
Dividend income	132	536
Net earned insurance premiums	15,439	13,803
Other operating income	2,674	2,246
Total operating income	76,553	72,718
Net insurance claims incurred and
movement in policyholders’ liabilities	(17,728)	(9,151)
Net operating income before loan
impairment charges and other credit
risk provisions	58,825	63,567
Loan impairment charges and other
credit risk provisions	(6,404)	(2,978)
Net operating income	52,421	60,589
Employee compensation and benefits	(14,550)	(14,629)
General and administrative expenses	(8,848)	(9,776)
Depreciation of property, plant and equipment	(1,424)	(1,231)
Amortisation of intangible assets	(546)	(385)
Total operating expenses	(25,368)	(26,021)
Operating profit	27,053	34,568
Share of profit in associates and joint ventures	3,527	3,705
Profit before tax	30,580	38,273
Tax expense	(6,137)	(7,368)
Profit for the period	24,443	30,905

Profit attributable to shareholders	22,295	27,697
Profit attributable to minority interests	2,148	3,208

The Hongkong and Shanghai Banking Corporation Limited	Consolidated Statement of
Comprehensive Income

	Half-year ended	Half-year ended
	30 June	30 June
Figures in HK$m	2009	2008

Available-for-sale investments:
- fair value changes taken to equity	20,102	(26,493)
- fair value changes transferred to the income statement
on disposal	(863)	(1,538)
- fair value changes transferred to the income statement
on impairment	123	499
- fair value changes transferred to the income statement
on hedged items due to hedged risks	622	755

Cash flow hedges:
- fair value changes taken to equity	618	1,218
- fair value changes transferred to the income statement	(1,740)	(1,756)

Property revaluation:
- fair value changes taken to equity	449	2,672

Share of changes in equity of associates and joint ventures	356	103
Exchange differences	1,629	1,489
Actuarial gains/ (losses) on post-employment benefits	3,115	(1,414)
	24,411	(24,465)
Net deferred tax on items taken directly to equity	(1,273)	357
Total comprehensive income/ (expense) taken to equity during the period	23,138	(24,108)
Profit for the period	24,443	30,905
Total comprehensive income for the period	47,581	6,797

Total comprehensive income for the period attributable to:
- shareholders	44,206	4,833
- minority interests	3,375	1,964
	47,581	6,797

The Hongkong and Shanghai Banking Corporation Limited	Consolidated Statement of
Financial Position

	At 30 June	At 31 December
Figures in HK$m	2009	2008

ASSETS
Cash and short-term funds	956,093	597,572
Items in the course of collection from other banks	86,841	13,949
Placings with banks maturing after one month	57,279	55,569
Certificates of deposit	47,857	57,078
Hong Kong SAR Government certificates
of indebtedness	125,214	119,024
Trading assets	314,576	493,670
Financial assets designated at fair value	42,961	40,553
Derivatives	283,614	453,923
Advances to customers	1,290,610	1,286,145
Financial investments	774,383	586,161
Amounts due from Group companies	233,338	378,662
Investments in associates and joint ventures	50,616	48,270
Goodwill and intangible assets	22,256	16,181
Property, plant and equipment	35,626	35,885
Deferred tax assets	2,014	1,699
Retirement benefit assets	201	84
Other assets	61,863	75,931
Total assets	4,385,342	4,260,356

LIABILITIES
Hong Kong SAR currency notes in circulation	125,214	119,024
Items in the course of transmission to other banks	96,499	31,334
Deposits by banks	183,630	196,674
Customer accounts	2,817,432	2,576,084
Trading liabilities	184,962	210,587
Financial liabilities designated at fair value	41,972	39,926
Derivatives	283,492	466,204
Debt securities in issue	40,093	48,800
Retirement benefit liabilities	4,427	7,486
Amounts due to Group companies	49,276	51,244
Other liabilities and provisions	52,138	63,319
Liabilities under insurance contracts issued	128,259	113,431
Current tax liabilities	5,711	3,270
Deferred tax liabilities	6,108	4,433
Subordinated liabilities	21,610	19,184
Preference shares	101,096	92,870
Total liabilities	4,141,919	4,043,870

EQUITY
Share capital	22,494	22,494
Other reserves	56,063	36,863
Retained profits	135,831	123,085
Proposed dividend	5,890	11,170
Total shareholders’ equity	220,278	193,612
Minority interests	23,145	22,874
	243,423	216,486
Total equity and liabilities	4,385,342	4,260,356

The Hongkong and Shanghai Banking Corporation Limited	Consolidated Statement of
Changes in Equity

	Halfyear to	Half-year to	Halfyear to
Figures in HK$m	30 June 2009	31 December 2008	30 June 2008

Share Capital
At beginning and end of period	22,494	22,494	22,494

Retained profits
At beginning of period	123,085	122,191	107,908
Dividends to shareholders	(11,780)	(18,670)	(12,500)
Other movements	203	53	(36)
Transfers	(1,228)	1,040	(1,342)
Total comprehensive income for the period	25,551	18,471	28,161
	135,831	123,085	122,191

Other reserves
Property revaluation reserve
At beginning of period	8,578	9,292	6,995
Transfers	(195)	(246)	(184)
Total comprehensive income/ (expense) for the period	332	(468)	2,481
	8,715	8,578	9,292

Available-for-sale investment reserve
At beginning of period	15,103	33,714	58,757
Other movements	(8)	1	28
Transfers	56	(101)	(57)
Total comprehensive income/ (expense) for the period	18,608	(18,511)	(25,014)
	33,759	15,103	33,714

Cash flow hedging reserve
At beginning of period	1,833	292	677
Other movements	-	-	-
Transfers	3	(6)	(4)
Total comprehensive (expense) /income for the period	(821)	1,547	(381)
	1,015	1,833	292

Foreign exchange reserve
At beginning of period	1,666	10,143	8,887
Transfers	1,088	(773)	2,052
Total comprehensive income/ (expense) for the period	549	(7,704)	(796)
	3,303	1,666	10,143

	Halfyear to	Half-year to	Halfyear to
Figures in HK$m	30 June 2009	31 December 2008	30 June 2008

Other reserves
At beginning of period	9,683	9,535	8,636
Cost of share-based payment arrangements	104	589	40
Transfers	276	86	(465)
Other movements	(779)	(390)	941
Total comprehensive (expense)/ income for the period	(13)	(137)	383
	9,271	9,683	9,535

Total shareholders’ equity
At beginning of period	182,442	207,661	214,354
Dividends to shareholders	(11,780)	(18,670)	(12,500)
Cost of share-based payment arrangements	104	589	40
Other movements	(584)	(336)	933
Total comprehensive income/ (expense) for the period	44,206	(6,802)	4,834
	214,388	182,442	207,661

Minority interests
At beginning of period	22,874	25,106	25,080
Dividends to shareholders	(3,117)	(1,696)	(2,968)
Cost of share-based payment arrangements	3	21	19
Other movements	10	465	1,012
Total comprehensive income/ (expense) for the period	3,375	(1,022)	1,963
	23,145	22,874	25,106

Total equity
At beginning of period	205,316	232,767	239,434
Dividends to shareholders	(14,897)	(20,366)	(15,468)
Cost of share-based payment arrangements	107	610	59
Other movements	(574)	129	1,945
Total comprehensive income/ (expense) for the period	47,581	(7,824)	6,797
	237,533	205,316	232,767

The Hongkong and Shanghai Banking Corporation Limited	Consolidated Cash Flow Statement

	Half-year ended	Half-year ended
	30 June	30 June
Figures in HK$m	2009	2008

Operating activities
Cash generated from/ (used in) operations	298, 653	(47,809)
Interest received on financial investments	7,560	9,589
Dividends received on financial investments	77	398
Dividends received from associates	1,469	1,849
Taxation paid	(3,539)	(2,273)
Net cash inflow/ (outflow) from operating activities	304, 220	(38,246)

Investing activities
Purchase of financial investments	(333,119)	(256,294)
Proceeds from sale or redemption of financial
investments	203,910	323,738
Purchase of property, plant and equipment	(524)	(1,101)
Purchase of other intangible assets	(600)	(732)
Proceeds from sale of property, plant and equipment	79	48
Net cash inflow in respect of the acquisition of a
subsidiary company	15,245	-
Net cash inflow in respect of the purchase of interests in
business portfolios	-	13,992
Net cash outflow in respect of the purchase of interest in
associates and joint ventures	-	(867)
Net cash inflow/ (outflow) from sale of interest in a business portfolio	251	(1,426)
Net cash (outflow)/ inflow from investing activities	(114,758)	77,358

Net cash inflow before financing	189,462	39,112

Financing
Issue of preference shares	8,226	3,113
Change in minority interests	(131)	1,008
Issue of subordinated liabilities	-	296
Ordinary dividends paid	(17,060)	(12,500)
Dividends paid to minority interests	(3,117)	(2,968)
Interest paid on preference shares	(1,838)	(2,618)
Interest paid on subordinated liabilities	(389)	(537)
Net cash outflow from financing	(14,309)	(14,206)

Increase in cash and cash equivalents	175,153	24,906

The Hongkong and Shanghai Banking Corporation Limited	Additional Information

1. Net interest income

	Half-year ended	Half-year ended
	30 June	30 June
Figures in HK$m	2009	2008

Net interest income	30,111	34,256
Average interest-earning assets	2,969,847	2,901,609
Net interest spread	1.99%	2.24%
Net interest margin	2.04%	2.37%

Included in the above is interest income accrued on impaired financial assets of HK$227 million (2008: HK$164 million), including unwinding of discounts on loan impairment losses of HK$152 million (2008: HK$141 million).

Net interest income declined by HK$4,145 million, or 12.1 per cent, compared to the first half of 2008 due to a decline in interest rates globally, reflecting the overall weak global economic sentiment. The weak demand for lending, a result of reduced economic activities in an uncertain market outlook, further contributed to the decrease. Against a backdrop of market uncertainty, funds were redeployed from higher risk to less risky assets with lower rates of return. The switch in asset mix coupled with the repricing of assets as interest rates fell has contributed to the decrease in net interest income.

Average interest-earning assets increased by HK$68,238 million, or 2.4 per cent, compared to 30 June 2008. Average advances to customers increased by HK$6,202 million, primarily due to the increase in mortgages in Hong Kong and the inclusion of HSBC Bank Malaysia Berhad. Commercial surplus was redeployed from interbank placements to financial investments. These funds were invested in lower risk treasury bills, government bonds and debt securities which offer relatively better rates of return in the current environment.

Net interest margin decreased by 33 basis points to 2.04 per cent compared to the prior year despite an increase in average interest-earning assets. The narrowing net interest margin reflects the overall decline in interest rates, which has resulted in the repricing of assets off a lower yield curve. Net interest spread declined by 25 basis points to 1.99 per cent, while the contribution of net free funds decreased by eight basis points to 0.05 per cent.

In Hong Kong, the bank recorded a drop in the net interest margin of 64 basis points to 1.67 per cent. Net interest spread decreased by 67 basis points to 1.69 per cent on the back of declining rates. The maturity of some of the higher-yielding securities issued by the Group’s Special Investment Vehicles and lower inter-group stock borrowing activities further contributed to this decrease. However, the effect of a compressed interest margin is moderated by an increase in average loans and advances to customers, in particular growth in mortgages and financial investments in treasury bills and debt securities.

At Hang Seng Bank, net interest margin declined by 34 basis points to 2.29 per cent while net interest spread declined by 10 basis points to 2.23 per cent. The growth in average loans and advances to customers of HK$2,982 million compared to the prior year was driven by the growth in mortgages and credit card advances. Despite the growth in mortgages, the intense competition in the market has adversely impacted net interest margin. Hang Seng Bank grew its insurance business and changed the mix of the assets held in the portfolio into held-to-maturity securities which produced better yields.

As part of its liquidity management, funds from maturing debt securities held for sale and designated at fair value were redeployed to treasury bills. The benefit of net free funds decreased by 23 basis points as a consequence of a low interest rate environment.

In the Rest of Asia-Pacific, net interest margin was 2.23 per cent, five basis points lower than the first half of 2008, due to declining interest rates across the region. The surplus commercial deposits were invested in treasury bills and government bonds, notably in South Korea, India and mainland China, for relatively better returns.

2. Net fee income

Half-year ended		Half-year ended
30 June		30 June
Figures in HK$m	2009	2008

Account services	1,063	1,019
Credit facilities	925	875
Import/export	1,822	1,931
Remittances	948	932
Securities/stockbroking	3,887	5,662
Cards	2,699	2,627
Insurance	208	433
Unit trusts	580	1,721
Funds under management	1,374	2,402
Other	2,714	3,336

Fee income	16,220	20,938

Fee expense	(2,330)	(3,974)

	13,890	16,964

Net fee income was HK$3,074 million, or 18.1 per cent lower than the first half of 2008.

Unit trusts income declined 66.3 per cent, reflecting a substantial fall in demand for wealth management products against the backdrop of a weak investment climate and volatility in global equity markets. Falling sales of new unit trusts and investment funds, notably in Hong Kong, led to a drop in subscription fees and commissions. In the Rest of Asia-Pacific, Taiwan, India, South Korea and Singapore also reported reduced unit trust income.

Income from funds under management decreased 42.8 per cent as a result of lower sales in new funds and declining returns, especially in Hong Kong. As a result, a reduction in assets under management held by the group led to lower commissions received.

Securities and stockbroking income decreased 31.3 per cent, under similar conditions that affected unit trusts and funds under management. In addition to Hong Kong, South Korea and Taiwan also reported lower income from securities services. However, in Hong Kong the broking business reported higher commission on the back of increasing market share in Hong Kong’s securities market.

Within ‘Other’, project finance fee income decreased, particularly in Singapore, as fewer large-scale deals completed in the first half of 2009. This was partly offset by higher underwriting income from equity capital market underwriting participation in Hong Kong, and participation in the government’s bond issuance and syndicated loan arrangements in India in 2009. Corporate finance fees also increased on the back of commissions earned from finance advisory services.

3. Gains less losses from financial investments

	Half-year ended	Half-year ended
	30 June		30 June
Figures in HK$m	2009		2008

	Gains less losses on available-for-sale financial investments	905	1,591
	Impairment of available-for-sale equity investments	(1,147)	(2,313)
		(242)	(722)

During the first half of 2009, the group recognised gains on the disposal of Visa shares. However, this was less than that recognised in 2008, when gains on the sale of MasterCard shares were also recognised.

Write-downs on certain strategic investments in 2009 amounted to HK$1,147 million.

4. Other operating income

	Half-year ended	Half-year ended
	30 June	30 June
Figures in HK$m	2009	2008

Rental income from investment properties	83	73
Movement in present value of
in-force insurance business	1,189	707
(Loss)/ profit on disposal of property,
plant and equipment, and assets held for sale	(18)	13
Net gains from the disposal or revaluation of
investment properties	98	199
Other	1,322	1,254
	2,674	2,246

‘Other’ largely comprises recoveries of IT and other operating costs from shared services that were incurred on behalf of fellow Group companies. It also included gains on acquired loans from The Chinese Bank following the acquisition of the assets, liabilities and operations in the first half of 2008.

The movement in the present value of in-force insurance business increased 68.2 per cent. More new business sales in the first half of 2009, including the launch of a new high-net-worth product, led to higher embedded income, while growth in the renewal business also contributed to rising projected fee income from unit-linked funds.

5. Insurance income

Included in the consolidated income statement are the following revenues earned by the insurance business:

	Half-year ended	Half-year ended
	30 June	30 June
Figures in HK$m	2009	2008

Net interest income	2,191	1,462
Net fee income	341	778
Net trading income/ (loss)	60	(8)
Net income/ (loss) from financial instruments
designated at fair value	2,558	(4,098)
Gains less losses from financial investments	(5)	(1,516)
Dividend income	27	2
Net earned insurance premiums	15,439	13,803
Movement in present value of inforce business	1,189	707
Other operating (expense)/ income	(15)	166
	21,785	11,296
Net insurance claims incurred and movement
in policyholders’ liabilities	(17,728)	(9,151)

Net operating income	4,057	2,145

Gains less losses from financial investments in the insurance business included a non-recurring significant write-down of a strategic investment in 2008. Changes in the fair value of assets supporting linked insurance contracts are reported in ‘Net income from financial instruments designated at fair value’, but with offsetting movements in the value of those contacts in ‘Net insurance claims incurred and movement in policyholders’ liabilities’.

Net earned insurance premiums increased 11.9 per cent. Improved sales from deferred annuity, traditional life and endowment products, combined with the launch of new high-networth business in the first half of 2009, led to higher earned premiums.

6. Loan impairment charges and other credit risk provisions

Half-year ended		Half-year ended
30 June		30 June
Figures in HK$m	2009	2008

Net charge for impairment of customer advances

- Individually assessed impairment allowances:
New allowances	2,882	518
Releases	(422)	(245)
Recoveries	(64)	(108)
	2,396	165
- Net charge for collectively assessed
impairment allowances	3,917	2,766
	6,313	2,931

Net charge for other credit risk provisions	91	47

	6,404	2,978

The net charge for loan impairment and other credit risk provisions increased by HK$3,426 million, or 115.0 per cent, over the first half of 2008. Included in the net charge for other credit risk provisions was an impairment charge of HK$17 million against availableforsale debt securities (2008: HK$166 million). There were no impairment losses or provisions against heldtomaturity investments.

The charge for individually assessed allowances rose significantly, representing higher charges from Hong Kong, India, Bahrain and Australia. This reflected deteriorating economic conditions which adversely impacted corporate customers.

The net charge for collectively assessed impairment allowances also increased, primarily as India continued to experience higher delinquencies against credit cards and other unsecured lending, together with increases in loss rates inherent in the corporate portfolio. Hong Kong also reported higher credit card impairment allowances. In contrast, provisions in mainland China and Singapore reduced marginally, reflecting quality in the loan book and the contraction of these portfolios.

7. Employee compensation and benefits

Half-year ended		Half-year ended
30 June		30 June
Figures in HK$m	2009	2008

Wages and salaries	10,148	9,657
Performance-related pay	3,399	4,051
Social security costs	355	257
Retirement benefit costs	648	664
	14,550	14,629

Staff numbers by region^
	At 30 June 2009	At 30 June 2008

Hong Kong	26,865	28,130
Rest of Asia-Pacific	43,175	37,102
Total	70,040	65,232

^Full-time equivalent

Staff costs reduced marginally compared to the first half of 2008, down HK$79 million, with performance-related pay decreasing HK$652 million, or 16.1 per cent, due to lower performance-related pay accrued in 2009, predominantly in Personal Financial Services and Commercial Banking. However, performance-related pay accrued in Global Banking and Markets was higher due to favourable business performance in the year-to-date, notably in Hong Kong.

However, wages and salaries increased HK$491 million, reflecting higher staff numbers through acquisitions and organic investments for long-term growth across the region. The acquisitions of IL&FS Investsmart in India and Bank Ekonomi Raharja in Indonesia resulted in a year-on-year increase in staff numbers. The first half of 2009 also included the first-time reporting of HSBC Bank Malaysia Berhad, while staff growth continued in mainland China to support new branch openings. However, in response to the continuing uncertain outlook for revenues, staff numbers have gradually declined in recent months in some countries and territories.

8. General and administrative expenses

Half-year ended	Half-year ended
30 June		30 June
Figures in HK$m	2009	2008

Premises and equipment
- Rental expenses	1,324	1,137
- Amortisation of prepaid operating lease payments	29	29
- Other premises and equipment	1,454	1,458
	2,807	2,624

Marketing and advertising expenses	1,366	1,747

Other administrative expenses	4,732	5,409

Litigation and other provisions	(57)	(4)
	8,848	9,776

General and administrative expenses decreased by HK$928 million, or 9.5 per cent.

Other administrative expenses decreased by HK$677 million, reflecting further controls on overhead cost growth across the region, especially in Hong Kong and India. Marketing and advertising expenses declined HK$381 million, primarily due to a reduction in marketing and promotional campaigns in 2009.

Charges in respect of property rental, utilities and depreciation grew in Hong Kong, mainly due to the renewal at higher rates of tenancy agreements and a comparatively higher level of refurbishment projects initiated late in 2008. Costs in mainland China also increased as the branch network expanded.

9. Tax expense

The tax expense in the consolidated income statement comprises:

	Half-year ended	Half-year ended
	30 June	30 June
Figures in HK$m	2009	2008

Current income tax
- Hong Kong profits tax	3,146	3,981
- Overseas taxation	2,752	2,949
Deferred taxation	239	438
	6,137	7,368

The effective rate of tax for the first half of 2009 was 20.1 per cent, compared with 19.3 per cent for the first half of 2008.

10. Dividends

	Half-year ended		Half-year ended
	30 June		30 June
	2009		2008
	HK$	HK$m	HK$	HK$m
	per share		per share

Dividends paid on ordinary share capital
fourth interim dividend in respect of the
previous financial year	1.24	11,170	0.72	6,500
first interim dividend paid	0.65	5,890	0.67	6,000
	1.89	17,060	1.39	12,500

The Directors have declared a second interim dividend in respect of the half-year ended 30 June 2009 of HK$5,890 million (HK$0.65 per ordinary share).

11. Advances to customers

	At 30 June	At 31 December
Figures in HK$m	2009	2008

Gross advances to customers	1,304,935	1,297,103

Impairment allowances:
- Individually assessed	(7,540)	(5,033)
- Collectively assessed	(6,785)	(5,925)
	(14,325)	(10,958)
	1,290,610	1,286,145

Allowances as a percentage of gross advances to customers:
- Individually assessed	0.58%	0.39%
- Collectively assessed	0.52%	0.46%
Total allowances	1.10%	0.85%

12. Impairment allowances against advances to customers

	Individually	Collectively
	assessed	assessed
Figures in HK$m	allowances	allowances	Total

At 1 January 2009	5,033	5,925	10,958
Amounts written off	(402)	(3,880)	(4,282)
Recoveries of advances written off in
previous years	64	479	543
Net charge to income statement	2,396	3,917	6,313
Unwinding of discount of loan impairment	(45)	(107)	(152)
Exchange and other adjustments	494	451	945

At 30 June 2009	7,540	6,785	14,325

13. Impaired advances to customers and allowances

The geographical information shown below, and in note 14, has been classified by location of the principal operations of the subsidiary company or, in the case of the bank, by location of the branch responsible for advancing the funds.

		Rest of
Figures in HK$m	Hong Kong	Asia-Pacific	Total

Half-year ended 30 June 2009

Impairment charge	2,090	4,223	6,313

Half-year ended 30 June 2008

Impairment charge	602	2,329	2,931

At 30 June 2009

Advances to customers that are considered to be impaired are as follows:

Gross impaired advances	7,530	10,836	18,366

Individually assessed allowances	(3,819)	(3,721)	(7,540)
	3,711	7,115	10,826

Individually assessed allowances as a
percentage of gross impaired advances	50.7%	34.3%	41.1%

Gross impaired advances as a
percentage of gross advances to
customers	1.0%	1.9%	1.4%

		Rest of
Figures in HK$m	Hong Kong	Asia-Pacific	Total

At 31 December 2008

Advances to customers that are considered to be impaired are as follows:

Gross impaired advances	6,601	6,479	13,080

Individually assessed allowances	(3,108)	(1,925)	(5,033)
	3,493	4,554	8,047

Individually assessed allowances as a
percentage of gross impaired advances	47.1%	29.7%	38.5%

Gross impaired advances as a
percentage of gross advances to
customers	0.9%	1.2%	1.0%

Impaired advances to customers are those advances for which objective evidence exists that full repayment of principal or interest is considered unlikely.

Individually assessed allowances are made after taking into account the value of collateral held in respect of such advances.

14. Analysis of advances to customers based on categories used by the HSBC Group

The following analysis of advances to customers is based on categories used by the HSBC Group, including The Hongkong and Shanghai Banking Corporation Limited and its subsidiaries, for risk management purposes.

		Rest of
Figures in HK$m	Hong Kong	Asia-Pacific	Total

At 30 June 2009

Residential mortgages	231,065	149,470	380,535

Hong Kong SAR Government’s Home
Ownership Scheme, Private Sector
Participation Scheme and Tenants
Purchase Scheme mortgages	28,570	-	28,570

Credit card advances	33,294	30,595	63,889

Other personal	47,682	35,966	83,648
Total personal	340,611	216,031	556,642

Commercial, industrial and international trade	133,427	199,637	333,064

Commercial real estate	100,675	49,069	149,744

Other property-related lending	72,944	27,909	100,853

Government	6,669	3,983	10,652

Other commercial	52,780	52,947	105,727
Total corporate and commercial	366,495	333,545	700,040

Non-bank financial institutions	28,545	16,331	44,876

Settlement accounts	2,658	719	3,377
Total financial	31,203	17,050	48,253

Gross advances to customers	738,309	566,626	1,304,935

Impairment allowances	(6,449)	(7,876)	(14,325)

Net advances to customers	731,860	558,750	1,290,610

		Rest of
Figures in HK$m	Hong Kong	Asia-Pacific	Total

At 31 December 2008

Residential mortgages	223,066	118,737	341,803

Hong Kong SAR Government’s Home
Ownership Scheme, Private Sector
Participation Scheme and Tenants
Purchase Scheme mortgages	30,086	-	30,086

Credit card advances	36,255	25,120	61,375

Other personal	41,267	37,255	78,522
Total personal	330,674	181,112	511,786

Commercial, industrial and international trade	156,438	203,259	359,697

Commercial real estate	109,266	50,787	160,053

Other property-related lending	78,757	21,653	100,410

Government	7,367	4,386	11,753

Other commercial	50,540	52,607	103,147
Total corporate and commercial	402,368	332,692	735,060

Non-bank financial institutions	18,617	29,870	48,487

Settlement accounts	1,651	119	1,770
Total financial	20,268	29,989	50,257

Gross advances to customers	753,310	543,793	1,297,103

Impairment allowances	(5,568)	(5,390)	(10,958)

Net advances to customers	747,742	538,403	1,286,145

Net advances in Hong Kong decreased by HK$15.9 billion, or 2.1 per cent, since the end of 2008. The decline was largely attributable to a drop in Corporate and Commercial lending (down HK$35.9 billion), with decreases noted in commercial, industrial and international trade, commercial real estate and other property-related sectors. The decrease was partly offset by an increase in advances to personal customers and to non-bank financial institutions, which increased by HK$9.9 billion, or 3.0 per cent, and HK$9.9 billion, or 53.3 per cent, respectively. Residential mortgages increased by HK$8.0 billion, as the property market became more active in the first half of 2009. The increases in other personal lending and advances to non-bank financial institutions were mainly for financing initial public offer subscriptions.

In the Rest of Asia-Pacific, net advances to customers increased by HK$20.3 billion, or 3.8 per cent, mainly due to the inclusion of HSBC Bank Malaysia Berhad and the acquisition of Bank Ekonomi in Indonesia. Excluding these new subsidiaries, net advances to customers dropped by HK$49.8 billion, or 9.2 per cent, in line with the subdued global economic environment. Decreases were noted in Corporate and Commercial lending (down HK$35.8 billion), non-bank financial institutions (down HK$14.3 billion), and other personal lending (down HK$8.1 billion), partly offset by an increase in residential mortgages (up HK$9.3 billion).

     15. Customer accounts

	At 30 June	At 31 December
Figures in HK$m	2009	2008

Current accounts	463,760	408,891
Savings accounts	1,397,590	1,172,406
Other deposit accounts	956,082	994,787
	2,817,432	2,576,084

Customer accounts increased by HK$241.3 billion, or 9.4 per cent, since the end of 2008.

In Hong Kong, customer accounts increased by HK$135.6 billion or 7.5 per cent reflecting customers’ cautious approach and preference for cash deposits over other investments. Switching from time deposits to savings accounts was noted given the small interest differential in the prevailing low interest rate environment.

In the Rest of Asia-Pacific, customer accounts increased by HK$105.7 billion, or 13.7 per cent, compared to 2008. This was primarily due to the inclusion of HSBC Bank Malaysia Berhad and the acquisition of Bank Ekonomi. Excluding these new subsidiaries, customer accounts increased marginally by HK$0.6 billion. While growth was noted in India as incentive schemes were rolled out to attract new customer deposits, this was mostly offset by a reduction in Japan where balances from fund services declined.

     16. Business combinations

On 2 January 2009, HSBC Bank Malaysia Berhad was transferred to The Hongkong and Shanghai Banking Corporation Limited from another Group entity. The transfer was made at net asset value with no resulting goodwill.

On 22 May 2009, the group completed the acquisition of 88.89 per cent of PT Bank Ekonomi Raharja Tbk (“Bank Ekonomi”), in Indonesia, for cash consideration of US$614.6million, paid in US dollars.

As at 30 June 2009, the initial accounting for the business combination has been determined provisionally because additional time is needed to finalise the fair values of the acquired assets, liabilities and contingent liabilities in accordance with IFRS 3, “Business Combinations”.

The provisional fair values recognised in the initial accounting for the business combination are: Advances to customers HK$6,007 million; Financial investments HK$4,202 million; Other assets HK$4,232 million; Customer deposits HK$13,425 million; Other liabilities HK$230 million; and Intangible assets of HK$450 million. Goodwill is provisionally measured at HK$3,747 million.

Following acquisition of the initial stake, the group was required under Indonesian law to make a mandatory tender offer for a further holding of up to 10.11 per cent. The group completed the mandatory tender offer on 23 July 2009.

17. Disclosure for selected exposures

a     Holdings of asset-backed securities

The group has holdings of asset-backed securities (ABSs), including those represented by mortgage-backed securities (MBSs) and by collateralised debt obligations (CDOs). The table below shows the group’s exposure to ABSs issued by entities which are not consolidated by any HSBC Group entities. The carrying amounts of these exposures are measured at fair value.

Figures in HK$m	Gross principal^	CDS Gross protection^^	Net principal exposure^^^	Carrying amount^^^^
At 30 June 2009
Sub-prime residential mortgage- related assets:
MBSs and MBS CDOs
- high grade (AA or AAA rated)	63	-	63	51
- rated C to A	2,580	-	2,580	70
	2,643	-	2,643	121
US government-sponsored enterprises’ mortgage -related assets:
MBSs
- high grade (AA or AAA rated)	5,634	-	5,634	5,642

Other residential mortgage-related assets:
MBSs
- high grade (AA or AAA rated)	4,247	-	4,247	3,796
- rated C to A	1	-	1	1
- not publicly rated	8	-	8	8
	4,256	-	4,256	3,805
Commercial property
mortgage related assets:
MBSs
- high grade (AA or AAA rated)	968	-	968	707
- rated C to A	552	-	552	76
	1,520	-	1,520	783
Leverage finance related assets:
ABSs and ABS CDOs
- high grade (AA or AAA rated)	150	-	150	112

Student loan-related assets:
ABSs and ABS CDOs
- high grade (AA or AAA rated)	1,780	-	1,780	1,750

Other assets
ABS and ABS CDOs
- high grade (AA or AAA rated)	1,024	-	1,024	997
- rated C to A	790	(731)	59	11
- not publicly rated	233	(233)	-	-
	2,047	(964)	1,083	1,008

	18,030	(964)	17,066	13,221

Figures in HK$m	Gross principal^	CDS Gross protection^^	Net principal exposure^^^	Carrying amount^^^^
At 31 December 2008
Sub-prime residential mortgage- related assets:
MBSs and MBS CDOs
- high grade (AA or AAA rated)	1,192	-	1,192	411
- rated C to A	2,439	-	2,439	36
	3,631	-	3,631	447
US government-sponsored enterprises’ mortgage -related assets:
MBSs
- high grade (AA or AAA rated)	6,092	-	6,092	6,116

Other residential mortgage-related assets:
MBSs
- high grade (AA or AAA rated)	4,770	-	4,770	4,266
- not publicly rated	13	-	13
	4,783	-	4,783	4,266
Commercial property
mortgage related assets:
MBSs
- high grade (AA or AAA rated)	603	-	603	595
- rated C to A	25	-	25	25
- not publicly rated	3	-	3
	631	-	631	620
Leverage finance related assets:
ABSs and ABS CDOs
- high grade (AA or AAA rated)	152	-	152	91

Student loan-related assets:
ABSs and ABS CDOs
- high grade (AA or AAA rated)	2,037	-	2,037	1,934
- not publicly rated	7	-	7
	2,044	-	2,044	1,934
Other assets
ABS and ABS CDOs
- high grade (AA or AAA rated)	1,168	-	1,168	1,116
- rated C to A	1,360	(1,352)	8	1
- not publicly rated	280	(232)	48
	2,808	(1,584)	1,224	1,117

	20,141	(1,584)	18,557	14,591

The table below shows the geographical distribution of the group’s exposures to ABSs shown above.

	At 30 June 2009
Figures in HK$m	Gross principal^	CDS Gross protection^^	Net principal exposure^^^	Carrying amount^^^^
US	11,129	-	11,129	7,776
UK	1,197	-	1,197	790
Rest of the world	5,704	(964)	4,740	4,655
	18,030	(964)	17,066	13,221

	At 31 December 2008
Figures in HK$m	Gross principal^	CDS Gross protection^^	Net principal exposure^^^	Carrying amount^^^^
US	11,962		11,962	8,539
UK	1,463		1,463	1,022
Rest of the world	6,716	(1,584)	5,132	5,030
	20,141	(1,584)	18,557	14,591

     ^         The gross principal is the redemption amount on maturity or, in the case of an amortising instrument, the sum of the future redemption amounts through the residual life of the security.

            ^^      A CDS is a credit default swap. CDS gross protection is the gross principal of the underlying instrument that is protected by CDSs.

          ^^^     Net principal exposure is the gross principal amount of assets that are not protected by CDSs. It includes assets that benefit from monoline protection, except where this protection is purchased with a CDS.

           ^^^^   Carrying amount of the net principal exposure.

b     Exposure to derivative transactions entered into with monoline insurers

The group’s principal exposure to monoline insurers is through a number of derivative transactions, primarily CDSs.

The table below sets out the fair value of the monoline derivative contracts at 30 June 2009, and hence the amount at risk, based on 30 June 2009 security prices, if the protection purchased were to be wholly ineffective because, for example, the monoline insurer was unable to meet its obligations. The ‘Credit risk adjustment’ column indicates the valuation adjustment taken against the fair value exposures, and reflects the estimated deterioration in creditworthiness of a monoline insurer during the first half of 2009. This adjustment has been charged to the income statement.

Figures in HK$m	Notional amount	Net exposure before credit risk adjustment^	Credit risk adjustment^^	Net exposure after credit risk adjustment
At 30 June 2009
Derivative transactions with monolines
- Investment grade	731	4	(3)	1

At 31 December 2008
Derivative transactions with monolines
- Investment grade	1,352	31	(3)	28

       ^      Net exposure after legal netting and any other relevant credit mitigation prior to deduction of credit risk adjustment.

       ^^      Fair value adjustment recorded against over-the-counter derivative counterparty exposures to reflect the creditworthiness of the counterparty.

c     Special purpose entities (SPEs) consolidated by fellow HSBC Group companies.

The group held commercial paper and medium-term notes issued by SPEs that were established and consolidated by other entities within the HSBC Group. The group no longer holds any such paper. The table below shows the group’s holdings of such instruments in 2008. The carrying amounts of these instruments are measured at fair value.

	At 30 June 2009		At 31 December 2008
Figures in HK$m	Gross principal	Carrying amount	Gross principal	Carrying amount
Medium-term notes
- AAA rated	-	-	16,085	15,423

Commercial paper
- A1 / A1+ rated	-	-	57,137	57,129

	-	-	73,222	72,552

An analysis of the exposures underlying the group’s holdings of instruments issued by entities that are consolidated by fellow HSBC Group companies is set out in the tables below.

Composition of underlying asset portfolios:

Figures in HK$m	At 30 June 2009	At 31 December 2008
Structured finance
Residential mortgage-backed securities	-	21,993

Commercial mortgage-backed securities	-	10,120

Vehicle finance loan securities	-	1,858

Student loan securities	-	9,225

Other asset-backed securities	-	16,069

		59,265

Finance
Commercial banking, investment banking and other finance company securities	-	10,670
Other	-	2,617

	-	72,552

Geographical analysis of the underlying asset portfolio:

Figures in HK$m	At 30 June 2009	At 31 December 2008
US	-	45,020
UK	-	12,828
Rest of the world	-	14,704
	-	72,552

Exposure to sub-prime related assets included in the above:

Figures in HK$m	At 30 June 2009	At 31 December 2008

Sub-prime residential mortgage-related assets	-	3,836

d     Leveraged finance transactions

Leveraged finance commitments disclosed below are limited to subinvestment grade acquisition financing.

Leveraged finance commitments by geographical segment:

Figures in HK$m	Funded commitments^	Unfunded commitments^^	Total commitments	Income statement write-downs

At 30 June 2009
Rest of Asia-Pacific	98	567	665

At 31 December 2008
Rest of Asia-Pacific	190	97	287

     ^      Funded commitments represent the loan amount advanced to the customer.

     ^^      Unfunded commitments represent the contractually committed loan facility amount not yet drawn by the customer.

e     Other involvement with SPEs

The group enters into certain transactions with customers in the ordinary course of business that involve the establishment of SPEs. The purposes for which the SPEs are established include facilitating the raising of funding for customers’ business activities or to effect a lease. The use of SPEs is not a significant part of the group’s activities and the group is not reliant on SPEs for any material part of its business operations or profitability.

     18. Contingent liabilities and commitments

	At 30 June	At 31 December
Figures in HK$m	2009	2008

Contract amount:

Contingent liabilities	144,691	143,962
Commitments	1,108,439	1,150,603
	1,253,130	1,294,565

        19. Segmental analysis

The allocation of earnings reflects the benefits of shareholders’ funds to the extent that these are actually allocated to businesses in the segment by way of intra-group capital and funding structures. Common costs are included in segments on the basis of the actual recharges made. Geographical information has been classified by the location of the principal operations of the subsidiary company or, in the case of the bank, by the location of the branch responsible for reporting the results or advancing the funds. Due to the nature of the group structure, the analysis of profits shown below includes intra-group items between geographical regions.

Consolidated income statement			Intra-
		Rest of	segment
Figures in HK$m	Hong Kong	Asia-Pacific	elimination	Total

Half-year ended 30 June 2009

Interest income	21,263	23,467	(1,340)	43,390
Interest expense	(4,896)	(9,731)	1,348	(13,279)
Net interest income	16,367	13,736	8	30,111
Fee income	10,370	6,629	(779)	16,220
Fee expense	(1,678)	(1,431)	779	(2,330)
Net trading income	4,802	6,870	(8)	11,664
Net income from financial instruments
designated at fair value	2,650	235	-	2,885
Gains less losses from financial investments	(17)	(225)	-	(242)
Dividend income	127	5	-	132
Net earned insurance premiums	14,261	1,178	-	15,439
Other operating income	3,921	872	(2,119)	2,674
Total operating income	50,803	27,869	(2,119)	76,553
Net insurance claims incurred and
movement in policyholders’ liabilities	(16,517)	(1,211)	-	(17,728)
Net operating income before loan
impairment charges and other
credit risk provisions	34,286	26,658	(2,119)	58,825
Loan impairment charges and other
credit risk provisions	(2,115)	(4,289)	-	(6,404)
Net operating income	32,171	22,369	(2,119)	52,421
Operating expenses	(14,138)	(13,349)	2,119	(25,368)
Operating profit	18,033	9,020	-	27,053
Share of (loss)/ profit in associates and joint ventures	(40)	3,567	-	3,527
Profit before tax	17,993	12,587	-	30,580
Tax expense	(3,679)	(2,458)	-	(6,137)
Profit for the period	14,314	10,129	-	24,443

Profit attributable to shareholders	12,612	9,683	-	22,295
Profit attributable to minority interests	1,702	446	-	2,148

Consolidated income statement			Intra-
		Rest of	segment
Figures in HK$m	Hong Kong	Asia-Pacific	elimination	Total

Half-year ended 30 June 2008

Interest income	36,215	31,808	(2,902)	65,121
Interest expense	(14,878)	(18,874)	2,887	(30,865)
Net interest income	21,337	12,934	(15)	34,256
Fee income	12,480	8,928	(470)	20,938
Fee expense	(2,052)	(2,392)	470	(3,974)
Net trading income	1,614	7,550	15	9,179
Net income from financial instruments
designated at fair value	(2,854)	(690)	-	(3,544)
Gains less losses from financial investments	(763)	41	-	(722)
Dividend income	187	349	-	536
Net earned insurance premiums	12,916	887	-	13,803
Other operating income	3,610	312	(1,676)	2,246
Total operating income	46,475	27,919	(1,676)	72,718
Net insurance claims incurred and
movement in policyholders’ liabilities	(9,123)	(28)	-	(9,151)
Net operating income before loan
impairment charges and other credit
risk provisions	37,352	27,891	(1,676)	63,567
Loan impairment charges and other credit
risk provisions	(629)	(2,349)		(2,978)
Net operating income	36,723	25,542	(1,676)	60,589
Operating expenses	(14,435)	(13,262)	1,676	(26,021)
Operating profit	22,288	12,280	-	34,568
Share of profit in associates	165	3,540	-	3,705
Profit before tax	22,453	15,820	-	38,273
Tax expense	(4,075)	(3,293)	-	(7,368)
Profit for the period	18,378	12,527	-	30,905

Profit attributable to shareholders	15,461	12,236	-	27,697
Profit attributable to minority interests	2,917	291	-	3,208

20. Accounting policies

The accounting policies and methods of computations adopted by the group for this news release are consistent with those described on pages 31 to 45 of the 2008 Annual Report and Accounts. A number of new and revised Hong Kong Financial Reporting Standards have become effective in 2009, but none of these has had a material effect on this news release.

21. Additional information

Additional financial information, including the group’s capital ratios, relating to the period ended 30 June 2009, prepared in accordance with the Banking (Disclosure) Rules made under section 60A of the Banking Ordinance, will be made available on our website: www.hsbc.com.hk. A further press release will be issued to announce the availability of this information.

22. Statutory accounts

The information in this news release is not audited and does not constitute statutory accounts.

Certain financial information in this news release is extracted from the statutory accounts for the year ended 31 December 2008 which have been delivered to the Registrar of Companies and the Hong Kong Monetary Authority. The auditors expressed an unqualified opinion on those statutory accounts in their report dated 2 March 2009. The Annual Report and Accounts for the year ended 31 December 2008, which include the statutory accounts, can be obtained on request from Group Communications (Asia), The Hongkong and Shanghai Banking Corporation Limited, 1 Queen’s Road Central, Hong Kong, and may be viewed on our website: www.hsbc.com.hk.

23. Ultimate holding company

The Hongkong and Shanghai Banking Corporation Limited is an indirectly-held, wholly-owned subsidiary of HSBC Holdings plc.

24. Statement of compliance

The information in this news release for the half-year ended 30 June 2009 complies with Hong Kong Accounting Standard 34, Interim Financial Reporting.

Media enquiries to:	David Hall	Telephone no: + 852 2822 1133
	Gareth Hewett	Telephone no: + 852 2822 4929
	Richard Beck	Telephone no: + 44 20 7991 0633
	Richard Lindsay	Telephone no: + 44 20 7992 1555

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                         Date: 3 August 2009